FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     FOR REGISTRATION OF CERTAIN CLASSES OF
                   SECURITIES PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934.


                     Scottish Annuity & Life Holdings, Ltd.
                     --------------------------------------
             (Exact name of registrant as specified in its charter)

        Cayman Islands                                       N.A.
------------------------------                    -------------------------
(Jurisdiction of incorporation                          (IRS Employer
       or organization)                              Identification No.)

                            Crown House, Third Floor
                               4 Par-la-Ville Road
                             Hamilton, HM12 Bermuda
                                 (441) 298-4364

                    (Address of principal executive offices)

       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                  Name of each exchange on
       to be so registered                  which each class is to be registered
       -------------------                  ------------------------------------
       Ordinary Shares,                     New York Stock Exchange
       $.01 par value per share


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: 333-57227

     Securities to be registered pursuant to Section 12(g) of the Act: None


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Item 1. Description of Registrant's Securities to be Registered.

     This Registration Statement relates to the registration of Ordinary Shares, par value $.01 per share (the "Ordinary Shares"), of Scottish Annuity & Life Holdings, Ltd., a Cayman Islands company (the "Company"), pursuant to Section 12(b) of the Securities Act of 1934, as amended. The Ordinary Shares are expected to be listed on the New York Stock Exchange under the symbol "SCT." As of the date of the filing of this Registration Statement, the Ordinary Shares are quoted on the Nasdaq National Market under the ticker symbol "SCOT." Upon commencement of trading of the Ordinary Shares on the New York Stock Exchange, the Company intends to withdraw inclusion of the Ordinary Shares on the Nasdaq National Market.

General

     The authorized share capital of the Company as of the date of this Registration Statement is 100,000,000 Ordinary Shares, par value $.01 per share (the "Ordinary Shares"), of which 20,144,956 Ordinary Shares were outstanding as of January 11, 2002, and 50,000,000 Preferred Shares, par value $.01 per share (the "Preferred Shares"), none of which were outstanding on January 11, 2002. The outstanding Ordinary Shares are fully paid and nonassessable.

     The following summarizes certain provisions of the Memorandum of Association (the "Memorandum") and the Articles of Association (the "Articles") of the Company. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Memorandum and the Articles, including the definitions therein of certain terms. The Memorandum and the Articles are exhibits to this Registration Statement.

Ordinary Shares

     There are no provisions of Cayman Islands law, the Memorandum or the Articles that impose any limitation on the rights of shareholders to hold or vote Ordinary Shares based on the fact that such shareholders are not residents of the Cayman Islands. The Ordinary Shares will be subject to the express terms of the Preferred Shares and any series thereof. Holders of the Ordinary Shares have no pre-emptive, conversion or sinking fund rights.

     Dividend Rights. Holders of Ordinary Shares are entitled to receive dividends ratably when and as declared by the Board of Directors from funds legally available therefor, subject to prior payment of Preferred Shares, if any.

     Liquidation. In the event of any dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, after there are paid or set aside for payment to creditors and the holders of any Preferred Shares the full amounts to which they are entitled, the holders of the then outstanding Ordinary Shares will be entitled to receive, pro rata according to the number of Ordinary Shares registered in the names of such shareholders, any remaining assets of the Company available for distribution to its shareholders.

     Voting Rights. The Articles provide that the quorum required for a general meeting or extraordinary general meeting of the shareholders is the presence, in person or by proxy, of persons holding at least 50% of the issued and outstanding voting shares entitled to vote at such


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meeting (without giving effect to the limitation on voting rights described below). A quorum for considering a "special resolution" is the presence, in person or by proxy, of persons holding at least 66 2/3% of the issued and outstanding voting shares entitled to vote at such meeting. Subject to applicable law and any provision of the Articles requiring a greater majority, the Company may from time to time by special resolution alter or amend the Memorandum or Articles; voluntarily liquidate, dissolve or wind-up the affairs of the Company; increase its share capital; consolidate and divide all or any of its share capital; subdivide the whole or any part of its share capital; reduce its share capital, any capital redemption reserve fund, or any share premium account; or change its name or alter its purposes.

     Each holder of Ordinary Shares is entitled to one vote per share on all matters submitted to a vote of shareholders at any meeting (subject to the limitation on voting rights described below). All ordinary resolutions, including the election of directors, voted upon at any duly held shareholders' meeting at which a quorum is present will be carried by a majority of the votes cast at the meeting by shareholders represented in person or by proxy. Special resolutions, however, require the approval of at least 66 2/3% of the votes cast by shareholders represented in person or by proxy at a duly convened meeting. Matters that must be passed by special resolution include:

     o amendments to the Articles, other than amendments that require the approval of 66 2/3% of the outstanding shares, as discussed below;

     o    amendments to the Memorandum; and

     o amendment of the rights attached to any class or series of shares; provided that such an amendment also requires approval of at least a majority of the issued shares of the class or series being amended.

     In addition, certain matters must be passed by special resolution approved by 66 2/3% of the outstanding voting shares, voting together as a single class. These matters include:

     o approval of a merger, consolidation, amalgamation or court-sanctioned reorganization, or the sale, lease or exchange of all or substantially all of the assets of the Company (except in the case of a transaction between the Company and any entity which the Company directly or indirectly controls);

     o amendments to the Articles governing quorum, nomination and election of directors and other proceedings at general meetings; and

     o amendments to the Articles governing restrictions on transfer and voting,

Voting rights with respect to the Ordinary Shares are noncumulative.

     The Articles provide that, except as otherwise required by law and subject to the rights of the holders of any Preferred Shares, extraordinary general meetings of the shareholders of the Company may be called only by (1) a majority of the Board of Directors; or (2) at the request in writing of shareholders owning at least 50% of the outstanding Ordinary Shares generally entitled to vote.


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     Limitation on Voting Rights. Each Ordinary Share has one vote unless the following provision is applicable. If (1) the number of issued Controlled Shares (as defined below) of any person other than a Pacific Life Entity (as defined below) would constitute 10% or more of the combined voting power of the issued voting power of the Company (calculated after giving effect to any prior reduction in voting power as described below) or (2) the total number of issued Controlled Shares held by the Pacific Life Entities would constitute 25% or more, of the combined voting power of the issued voting shares of the Company (calculated, in each case, after giving effect to any prior reduction in voting power as described below), each such issued Controlled Share, regardless of the identity of the registered holder thereof, will confer only a fraction of a vote as determined by the following formula (the "Formula"):

(T - C)/(X x C)

Where:

     o "T" is the aggregate number of votes conferred by all the issued shares immediately prior to the application of the Formula with respect to any particular shareholder, adjusted to take into account any prior reduction taken with respect to any other shareholder pursuant to the "sequencing provision" described below;

     o "C" is the number of issued Controlled Shares attributable to such person; and

     o    "X" is

          o 9.1 if such person is any person other than Pacific Life Insurance Company, Pacific Mutual Holding Company, Pacific LifeCorp and/or any direct or indirect wholly-owned subsidiary of Pacific Mutual Holding Company (each, a "Pacific Life Entity") or

          o 3.016 if the Formula is being applied to determine the reduction in total combined voting rights attributable to the total number of Controlled Shares of the Pacific Life Entities.

"Controlled Shares" are the Voting Shares owned by any person, whether

     o    directly,

     o with respect to persons who are United States persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Internal Revenue Code of 1986, as amended (the "Code"), or

     o beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.

     The Formula will be applied successively as many times as may be necessary to ensure that no person other than a Pacific Life Entity will be a 10% Shareholder (as defined below) at any time and that the total combined voting rights attached to the Controlled Shares of the


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Pacific Life Entities shall not exceed 24.9% at any time (the "sequencing provision"). For the purposes of determining the votes exercisable by shareholders as of any date, the Formula will be applied to the shares of each shareholder in declining order based on the respective numbers of total Controlled Shares attributable to each shareholder. Thus, the Formula will be applied first to the votes of shares held by the shareholder to whom the largest number of total Controlled Shares is attributable and thereafter sequentially with respect to the shareholder with the next largest number of total Controlled Shares. In each case, calculations are made on the basis of the aggregate number of votes conferred by the issued voting shares as of such date, as reduced by the application of the Formula to any issued voting shares of any shareholder with a larger number of total Controlled Shares as of such date. The defined term "10% Shareholder" means a person who owns, in the aggregate, (1) directly, indirectly or constructively within the meaning of Section 958 of the Code or
(2) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Exchange Act, issued shares of the Company carrying 10% or more of the total combined voting rights attaching to the issued shares.

     The Board of Directors may require any shareholder to provide information as to that shareholder's beneficial share ownership, the names of persons having beneficial ownership of the shareholder's shares, relationships with other shareholders or any other facts the directors may deem relevant to a determination of the number of Controlled Shares attributable to any person. The Board of Directors may disregard the votes attached to shares of any holder failing to respond to such a request or submitting incomplete or untrue information.

     The Board of Directors retains certain discretion to make such final adjustments to the aggregate number of votes attaching to the voting shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person other than a Pacific Life Entity will be a 10% Shareholder at any time, and that the voting rights attached to the Controlled Shares of the Pacific Life Entities shall not exceed 24.9% of the voting rights of the issued shares at any time.

     Restrictions on Transfer. The Articles contain several provisions restricting the transferability of Ordinary Shares. Except as described below with respect to transfers of Ordinary Shares executed on the Nasdaq National Market, the Board of Directors (or its designees) is required to decline to register a transfer of shares if it has reason to believe that the result of such transfer would be to increase the number of total Controlled Shares of any person to 10% or more of a class of the Company's shares. The Pacific Life Entities, however, shall each be permitted to transfer shares of the Company to another Pacific Life Entity, provide that the Controlled Shares of the Pacific Life Entities in the aggregate do not exceed 24.9% of the Company's shares.

     The Board of Directors (or its designees) also may, in its absolute discretion, decline to register the transfer of any Ordinary Shares, except for transfers executed on the Nasdaq National Market, if it has reason to believe
(1) that such transfer may expose the Company, any subsidiary or shareholder thereof or any variable life policy-holder or any person purchasing reinsurance from the Company or any such subsidiary to adverse tax or regulatory treatment in any jurisdiction or (2) that registration of such transfer under the Securities Act or under any United States state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected.


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     The Board of Directors will not decline to register any transfer of
Ordinary Shares executed on the Nasdaq National Market for the reasons described above. If, however, any such transfer results in the transferee (or any group of which such transferee is a member) beneficially owning, directly or indirectly, 10% or more of any class of the Company's shares or causes the Board of Directors (or its designees) to have reason to believe that such transfer may expose the Company, any subsidiary or shareholder thereof or any variable life policy-holder or any person purchasing reinsurance from the Company to adverse tax or regulatory treatment in any jurisdiction, the Articles empower the Board of Directors (or its designees) to deliver a notice to the transferee demanding that such transferee surrender to an agent designated by the Board of Directors (the "Agent") certificates representing the shares and any dividends or distributions that the transferee has received as a result of owning the shares. A transferee who has resold the shares before receiving such notice will be required to transfer to the Agent the proceeds of the sale, to the extent such proceeds exceed the amount that the transferee paid for the shares, together with any dividends or distributions that the transferee received from the Company. As soon as practicable after receiving the shares and any dividends or distributions that the transferee received, the Agent will use its best efforts to sell such shares and any non-cash dividends or distributions in an arm's-length transaction on the Nasdaq National Market. After applying the proceeds from such sale toward reimbursing the transferee for the price paid for the shares, the Agent will pay any remaining proceeds and any cash dividends and distributions to organizations described in Section 501(c)(3) of the Code that the Directors designate. The proceeds of any such sale by the Agent or the surrender of dividends or distributions will not inure to the benefit of the Company or the Agent, but such amounts may be used to reimburse expenses incurred by the Agent in performing its duties.

     Maples and Calder, Cayman Islands counsel to the Company, has advised the Company that while the precise form of the restrictions on transfers contained in the Articles is untested, as a matter of general principle, restrictions on transfers are enforceable under Cayman Islands law and are not uncommon. The transferor of such Ordinary Shares will be deemed to own such Ordinary Shares for dividend, voting and reporting purposes until a transfer of such Ordinary Shares has been registered on the Register of Members of the Company.

     The Articles also provide that the Board of Directors may suspend the registration of transfer of Ordinary Shares for such periods as the Board of Directors may determine, but shall not suspend the registration of transfer for more than 45 days in any year.

     Restrictions on Share Issuance. The Company is restricted from issuing shares if such issuance would increase the number of total Controlled Shares of any person other than a Pacific Life Entity to 10% or more of a class of the Company's shares or the total Controlled Shares of the Pacific Life Entities to 25% or more on an unadjusted basis.

     Share Redemption. Ordinary Shares may be redeemed on terms agreed to between the Board of Directors and the holder of the shares and, subject to Exchange Act and stock exchange regulations, the Company may, from time to time, purchase or redeem all or part of the Ordinary Shares of any shareholder, whether or not the Company has made any offer to all or any of the other shareholders. Any redemption must be done in a manner that the Board of Directors believes would not cause the total Controlled Shares of any person to equal or exceed 10% of a class of the Company's shares.


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     Lien on Shares. The Articles provide that the Company will have a first and paramount lien on all shares (whether fully paid-up or not) registered in the name of a shareholder for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such shareholder or such shareholder's estate and that upon notice, we may sell any shares on which we have a lien to the extent any sum in respect of which the lien exists is presently payable. Registration of a transfer of any shares subject to the Company's lien will operate as a waiver of such lien.

     Unilateral Repurchase Right. The Articles provide that if our Board of Directors determines that beneficial ownership of issued shares by any shareholder may result in adverse tax, regulatory or legal consequences to the Company, any subsidiary or shareholder thereof or any person insured or reinsured or proposing to be insured or reinsured by the Company or any such subsidiary, the Board of Directors may, in its absolute discretion, repurchase all or part of the shares held by such shareholder or direct such shareholder to sell and transfer all or part of such shares to one or more designated third parties. The price to be paid for such shares will be the fair market value of such shares as determined in accordance with the Articles.

     Cayman Islands Taxation. There is no tax treaty between the Cayman Islands and the United States regarding withholding. Currently, there is no Cayman Islands withholding tax on dividends paid by the Company.

Preferred Shares

     The Articles authorize the Board of Directors to create and issue one or more series of Preferred Shares and determine the rights and preferences of each such series, to the extent permitted by the Articles and applicable law. Among other rights, the Board of Directors may determine:

     o the number of shares of that class or series and the distinctive designation thereof;

     o the voting powers, full or limited, if any, of the shares of that class or series (subject to the restrictions on voting described above);

     o the rights in respect of dividends on the shares of that class or series, whether dividends shall be cumulative and, if so, from which date or dates and the relative rights or priority, if any, of payment of dividends on shares of that class or series and any limitations, restrictions or conditions on the payment of dividends;

     o the relative amounts, and the relative rights or priority, if any, of payment in respect of shares of that class or series, which the holders of the shares of that class or series shall be entitled to receive upon any liquidation, dissolution or winding up of Scottish Holdings;

     o the terms and conditions (including the price or prices, which may vary under different conditions and at different redemption dates), if any, upon which all or any part of the shares of that class or series may be redeemed, and any limitations, restrictions or conditions on such redemption;


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     o    the terms, if any, of any purchase, retirement or sinking fund to be provided for the shares of that class or series;

     o the terms, if any, upon which the shares of that class or series shall be convertible into or exchangeable for shares of any other class or series, or other securities, whether or not issued by Scottish Holdings;

     o the restrictions, limitations and conditions, if any, upon issuance of indebtedness of Scottish Holdings so long as any shares of that class or series are outstanding;

     o restrictions on the issuance of shares of the same series or any other series; and

     o any other preferences and relative, participating, optional or other rights and limitations as the Board of Directors determines which are not inconsistent with applicable law or the Articles.

Anti-Takeover Effects of Articles

     The Articles contain certain provisions that make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Board of Directors. The Board of Directors believes that, as a general rule, the interests of the Company's shareholders would be best served if any change in control results from negotiations with the Board of Directors. The Board of Directors would negotiate based upon careful consideration of the proposed terms, such as the price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction. These provisions could, however, have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of the Company. In addition, the Articles provide that voting rights with respect to shares directly or indirectly beneficially owned by any person or group of persons, other than the Pacific Life Entities, directly or indirectly beneficially owning 10% or more of the outstanding combined voting power (or 25% in the case of the combined voting power of the Pacific Life Entities) of the issued voting shares of the Company will be limited to a voting power of less than 10% (or less than 25% in the case of the Pacific Life Entities), which significantly limits the ability of a prospective acquiror to effect a takeover of the Company. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the Ordinary Shares.

     In addition to those provisions of the Articles discussed above, set forth below is a description of other relevant provisions of the Articles.

     No Shareholder Action by Written Consent. The Articles provide that any action required or permitted to be taken by the shareholders of the Company must be taken at a duly called annual general or extraordinary general meeting of the shareholders of the Company and may not be taken by consent in writing or otherwise. The affirmative vote of the holders of at least 66 2/3% of the outstanding shares generally entitled to vote, voting together as a single


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class, is required by special resolution to amend or repeal, or adopt any provision inconsistent with, the foregoing provision of the Articles.

     Classified Board of Directors. The Articles provide for a classified Board of Directors, to which approximately one-third of the Board is elected each year at our annual meeting of shareholders. Accordingly, our directors serve three-year terms rather than one-year terms. Moreover, our Articles provide that each director may be removed by the shareholders only for cause upon the affirmative vote of the holders of not less than 66 2/3% of the voting rights attached to all issued and outstanding capital shares entitled to vote for the election of that director. In addition, the Board of Directors has sole authority to set the size of the Board of Directors from one to twelve Directors; provided that a decrease in the size of the Board cannot shorten the term of any incumbent Director.

     Our classified Board of Directors makes it more difficult for shareholders to change the composition of our Board even if some or a majority of the shareholders believe such a change would be desirable. Moreover, these provisions may deter changes in the composition of the Board of Directors or certain mergers, tender offers or other future takeover attempts which some or a majority of holders of our securities may deem to be in their best interest.

     Availability of Shares for Future Issuance. The availability for issue of shares by the Board of Directors of the Company without further action by shareholders (except as may be required by applicable stock exchange requirements) could be viewed as enabling the Board of Directors to make more difficult a change in control of the Company, including by issuing Preferred Shares convertible into Ordinary Shares, warrants or rights to acquire Ordinary Shares to discourage or defeat unsolicited stock accumulation programs and acquisition proposals and by issuing shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of the Company.

     Shareholder Proposals. The Articles provide that if a shareholder desires to submit a proposal for consideration at an annual general meeting or extraordinary general meeting, or to nominate persons for election as directors, written notice of such shareholder's intent to make such a proposal or nomination must contain the information required by the Articles and must be given and received by the Secretary of the Company at the principal executive offices of the Company not later than (1) with respect to an annual general meeting, 60 days prior to the anniversary date of the immediately preceding annual general meeting and (2) with respect to an extraordinary general meeting, the close of business on the tenth day following the date on which notice of such meeting is first sent or given to shareholders. The presiding officer of the annual general meeting or extraordinary general meeting shall, if the facts warrant, refuse to acknowledge a proposal or nomination not made in compliance with the foregoing procedure.

     In addition, pursuant to a stockholder agreement between us and Pacific Life Insurance Company, we have agreed that for so long as the Pacific Life Entities own at least 15% of our issued and outstanding ordinary shares, (1) the Pacific Life Entities will be entitled to nominate for election a number of persons equal to at least 20% of the number of members of our Board of Directors and (2) at least one director nominated by the Pacific Life Entities will serve on the Audit and Finance and Investment Committees of our Board of Directors. For such period that the Pacific Life Entities beneficially own at least 10% of our issued and outstanding


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ordinary shares, they will be entitled to nominate at least one person for election to our Board of Directors.

     The advance notice requirements regulating shareholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a shareholder proposal if the procedures summarized above are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.



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Item 2. Exhibits.


Exhibit                             Exhibit
Number

3.1 Memorandum of Association of the Company as amended as of December 14, 2001 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K/A filed on January 11, 2002.)

3.2 Articles of Association of the Company as amended as of December 14, 2001 (incorporated by reference to Exhibit 3.2 to the form 8-K/A filed on January 11, 2002.)




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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      SCOTTISH ANNUITY & LIFE
                                      HOLDINGS, LTD.


                                      By:  /s/ Scott E. Willkomm
                                           -------------------------------------
                                           Scott E. Willkomm
                                           President and Chief Financial Officer


DATED:  January 16, 2002



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EXHIBIT INDEX

       Exhibit                       Exhibit
       Number

        3.1 Memorandum of Association of the Company as amended as of December 14, 2001 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K/A filed on January 11, 2002.)

        3.2 Articles of Association of the Company as amended as of December 14, 2001 (incorporated by reference to Exhibit 3.2 to the form 8-K/A filed on January 11, 2002.)